SilverCrest Announces Exceptional Economics in Las Chispas
Preliminary Economic Assessment

•	After-tax NPV (5%) of US$407 million
•	After-tax IRR of 78%
•	Average Annual Production of 9.6 million oz AgEq at AISC of US$7.52 per oz AgEq
•	Years 1 to 4: Average Annual Production of 13.7 million oz AgEq at AISC of US$4.89 per oz
AgEq

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – May 15, 2019 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the results of an independent Preliminary Economic Assessment (“PEA”) completed by Tetra Tech Canada, Inc. (“Tetra Tech”) for the Las Chispas project in Sonora, Mexico. The PEA is based on the mineral resource estimate, titled “Technical Report and Mineral Resource Estimate” for the Las Chispas Property, Sonora, Mexico, effective February 8, 2019 and announced on March 14, 2019 (the “February 2019 Mineral Resource Estimate”).

All dollar ($) amounts in this news release are in US dollar ($) unless otherwise indicated.

Las Chispas Preliminary Economic Assessment Highlights (Base Case)

The following assumes a silver price of $16.68/ounce (“oz”), a gold price of $1,269/oz and a Mexican Peso/US$ exchange rate of 20:1.

•	1,250 tonnes per day (“tpd”) production rate with an initial mine life of 8.5 years;
•	Average diluted grades for silver (or “Ag”) at 411.0 grams per tonne (“gpt”), gold (or “Au”) at 4.05 gpt and silver equivalent (or “AgEq”; based on 75 (Ag): 1 (Au), defined in table below) at 714 gpt;
•	Average annual production of 5,384,000 oz Ag and 55,700 oz Au, or 9.6 million oz AgEq;
o	Years 1 to 4: average annual production of 7,575,000 oz Ag and 81,600 oz Au (13.7 million oz AgEq).
•	Life-Of-Mine (“LOM”) All-in sustaining cash costs (“AISC”) of $7.52/oz AgEq;
o	Years 1 to 4: AISC of $4.89/oz AgEq.
•	Initial Capital Expenditure (“Capex”) of $100.5 million;
•	LOM Sustaining Capex of $50.3 million;
•	Payback period of 9 months;
•	After-tax IRR of 78%;
•	After-tax NPV of $406.9 million; and
•	Cumulative Undiscounted Net Free Cash Flow of $522.5 million.

N. Eric Fier, CPG, P.Eng and CEO commented: “With an estimated after-tax NPV (5%) of more than $400 million, an after-tax IRR of 78% and a payback period of less than one year, the economics for Las Chispas are exceptional. The PEA has focused initial development and production on the high-grade Babicanora, Babicanora FW and Babicanora Norte veins, producing an average of 13.7 million ounces of silver equivalent per year, for the first four years, at an AISC of less than $5.00/oz AgEq. This production and cost structure have the potential to generate in excess of $100 million in annual net free cash flow at today’s silver ($14.75/oz) and gold ($1,297/oz) prices. Preliminary economic results suggest that Las Chispas could be a high-margin project, even at low metal prices. Importantly, this assessment is a snapshot of the potential value of Las Chispas. We have been exploring the Las Chispas district for only three years. Continued drilling success may add significant value to the project. The resources used in the PEA consists of 10 of 30 known veins drill-tested near-surface in the district. We currently have 14 drill rigs running at Las Chispas, of which 6 are focused on expanding the resource and testing new targets and 8 are completing infill drilling for re-categorizing resources. The new decline into Area 51 is progressing well with an anticipated intercept of the high-grade Shoot 51 in Q2, 2019 with subsequent surface stockpiling of material grading an average of more than 1,000 gpt AgEq. We have also identified a number of optimization opportunities in the PEA, which we intend to evaluate as we proceed with a Feasibility Study (or “FS”) with anticipated completion in first half of 2020.“

The Company cautions that the results of the PEA are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have economic consideration applied to them to be classified as mineral reserves. There is no certainty that the results of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Technical and Financial Details

The PEA Base Case uses a 5% discount rate, metal prices of $16.68/oz Ag and $1,269/oz Au (~3-year historical average) and Mexico Peso/US$ exchange rate of 20:1. Highlights of the Base Case economic estimates used for the PEA are as follows:

Las Chispas PEA Summary (Base Case)
Throughput (tpd)	1,250
Mine Life	8.5 years
Diluted Resource (Tonnes)	3,861,000

Average Diluted Silver Grade (gpt)	411.0
Average Diluted Gold Grade (gpt)	4.05
Average Diluted AgEq(1) Grade (gpt)	714

Contained Silver oz(3)	51,004,000
Contained Gold oz (3)	502,200
Contained AgEq oz(1)(3)	88,666,000

Silver Recovery	89.9%
Gold Recovery	94.4%

Payable Silver oz (LOM)	45,765,000
Payable Gold oz (LOM)	473,100
Total AgEq(1) oz	81,247,000

Average Annual Production (LOM)
-Silver oz	5,384,000
-Gold oz	55,700
-AgEq(1) oz	9,559,000

Average Annual Production (Years 1-4)
-Silver oz	7,575,000
-Gold oz	81,600
-AgEq(1) oz	13,694,000

Mining Cost ($/t) (2)	$50.91
Processing Cost ($/t)	$32.61
G&A Cost ($/t)	$15.14
Total Operating Cost ($/t)	$98.66
Initial Capital Cost ($ million)	$100.5
LOM Sustaining Capital Cost ($ million)	$50.3

LOM AISC ($/oz AgEq(1))	$7.52
Years 1-4 AISC ($/oz AgEq(1))	$4.89

After-Tax IRR	78%
NPV (5%, $ million)	$406.9
Undiscounted LOM net free cash flow ($ million)	$522.5
Payback period	9 months

(1)	AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of $17 per ounce silver and $1,225 per ounce gold with average metallurgical recoveries of 90% silver and 95% gold.
(2)	Includes expensed lateral development, but excludes capitalized ramp and vertical development.
(3)	Contained ounces for gold and silver are estimated to include 29% indicated resources and 71% inferred resources.

The PEA presents a range of metal pricing scenarios on after-tax basis to evaluate the economics of the project in both upside and downside commodity price scenarios. As illustrated in the following table, the project is very robust even at downside commodity price scenarios:

	Downside	Base Case	Upside
Metal prices:
Silver ($/oz)	$14.00	$16.68	$19.00
Gold ($/oz)	$1,100	$1,269	$1,450

Economics:
After-Tax NPV (5%, $ million)	$301.0	$406.9	$506.5
After-Tax IRR	64%	78%	91%
Undiscounted LOM free cash flow ($ million)	$390.4	$522.5	$646.6
Payback period in months	10.9	8.8	7.4

Additional sensitivities to the price of oil, Mexican Peso, Capex, and Opex will be presented in the PEA Technical Report. The project economics are most sensitive to precious metal prices.

Diluted Resource Estimate and Mining Method

The diluted resource estimate for the PEA is based on both indicated and inferred resources as stated in the February 2019 Resource Estimate for the Las Chispas project. Certain mining factors have been applied to this resource estimate, to generate diluted resources using a conceptual mine plan for the PEA. The February 2019 Resource Estimate is summarized below:

SilverCrest’s Las Chispas Resource Summary – February 2019
Type	Cut-off Grade(4) (gpt AgEq(2) )	Resource Category(1)(3)(4)(5)	Tonnes	Au gpt	Ag gpt	AgEq(2) gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
Vein	150	Indicated	1,002,200	6.98	711	1,234	224,900	22,894,800	39,763,600
Vein	150	Inferred	3,464,700	3.42	343	600	380,700	38,241,400	66,823,700
Stockpile	100	Inferred	174,500	1.38	119	222	7,600	664,600	1,246,100

Overall	-	Indicated	1,002,200	6.98	711	1,234	224,900	22,894,800	39,763,600
Overall	-	Inferred	3,639,200	3.32	333	582	388,300	38,906,000	68,069,800

Notes: All numbers are rounded

(1)

Conforms to NI 43-101 and the Canadian Institution of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)	AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of $17 per ounce silver and $1,225 per ounce gold with average metallurgical recoveries of 90% silver and 95% gold.
(3)	Bulk density has been applied to all materials as 2.55 tonnes per cubic metres.
(4)

Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 0.5 m true width, Babicanora Norte, Babicanora Sur, Babicanora FW and Babicanora HW veins have been modelled to a minimum undiluted thickness of 0.5 m, Babicanora Main has been modelled to a minimum undiluted thickness of 1.5 m, and surface stockpile (historic dumps) resource is reported using a 100 gpt AgEq cut-off.

(5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

In this PEA, the February 2019 Resource Estimate was used, which assumed that all mining of this resource would be completed by the cut-and-fill method with split blasting (resue) applied in narrower stopes. In order to maintain a throughput rate of 1,250 tpd, the development plan requires a minimum of 11 underground working faces to initially feed the process plant, ramping up to a peak of 15 working faces by year 5. The PEA estimates a diluted resource of 3,861,000 tonnes grading 4.05 gpt gold and 411 gpt silver, or 714 gpt AgEq, containing 502,200 oz Au and 51,004,000 oz Ag, or 88.7 million oz AgEq using an estimated average mining dilution of 33%. The table below summarizes the vein by vein tonnage, grade and dilution for this diluted resource:

Las Chispas Diluted Resource by Vein
Vein	Dilution Applied (%)	Au (gpt)	Tonnes	Ag (gpt)	AgEq(3) (gpt)
Babicanora Area 51	29	598,500	6.6	743	1,238
Babicanora Norte	37	408,500	7.9	781	1,374
Babicanora FW	38	186,700	7.8	685	1,270
Babicanora Central	29	505,200	3.8	277	562
Babicanora Sur	35	284,200	4.9	380	748
Babicanora Main	29	378,100	4.5	440	778
Giovanni	35	515,100	1.3	203	301
William Tell	34	515,200	1.0	167	242
Las Chispas	68	122,100	2.2	291	456
La Blanquita	52	124,800	0.8	168	228
Granaditas	43	47,800	2.5	261	449
Surface Dumps	n/a	174,500	1.4	119	224
Total Diluted Resource	33	3,860,700	4.0	411	714

Notes: All numbers are rounded

(1)

Conforms to NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)	Diluted Resource is preliminary in nature and are based on the incorporation of inferred mineral resources that are considered too speculative geologically to be classified as mineral reserves.
(3)	AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of $17 per ounce silver and $1,225 per ounce gold with average metallurgical recoveries of 90% silver and 95% gold.
(4)	Bulk density has been applied to all materials as 2.55 tonnes per cubic metres.
(5)

Vein resource is reported using a 150 gpt AgEq cut-off grade; a minimum 0.5 m undiluted true thickness has been used for the Babicanora Norte, Babicanora Sur, Babicanora FW and Babicanora HW Veins, and a 1 to 1.5 m undiluted true thickness has been used for the Babicanora Main, Las Chispas, Giovanni and William Tell Veins.

(6)	Minimum mining width is 2 m for the veins except Babicanora Norte and Babicanora Sur, which were modelled as resue mining with a minimum mining width of 1m.
(7)	Stated dilution includes barren waste rock, backfill mucked with mineralized material as well as unplanned low grade material mined with resource material.
(8)	Diluted resource is based on an overall 5% loss.
(9)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
(10)	The Luigi Vein is not included in the diluted resource incorporated in the mine plan of the PEA. This vein needs further review to justify economic viability.

Process Plant and Metallurgy

Detailed metallurgical test-work was completed from September 2018 to March 2019 to assess potential silver and gold recoveries for the Las Chispas project as announced in a news release dated April 18, 2019 titled “Positive Metallurgical Recoveries for Las Chispas”. A 445-kilogram bulk sample was collected from 51 core hole and nine underground samples and compiled into 15 different samples based on geo-metallurgical domains, which were combined into three master composites (low, medium and high grade). The best recoveries were generated from a process flowsheet that included a gravity recovery circuit with intensive cyanidation of the gravity concentrate and the gravity tails processed through standard leaching. The PEA assumes this is followed by a standard counter-current-decantation milling process with gold and silver recovered through a Merrill-Crowe circuit. The test-work showed recoveries of 91-95% for silver and 98-99% for gold. Additional test-work was completed on intensive leaching of gravity concentrates which showed recoveries of 99% for both gold and silver. For the PEA, the Company has limited the intensive leaching recovery to 90% until further optimization work is completed. Therefore, an average recovery of 89.9% for silver and 94.4% for gold is used in the PEA, except during the six-month start-up period where the company further reduced the recovery by 5%. The process plant has been designed at a nameplate capacity of 1,358 tpd with the production schedule assuming 8% downtime over the course of a year. At 92% operating time, the plant can support throughput of 456,000 tonnes per year or 1,250 tpd.

Initial and Sustaining Capital Cost Estimates

The PEA estimates initial capital requirements of $100.5 million and cumulative sustaining capital of $50.3 million (see details in the table below).

Capital Item	Initial Capital ($ million)	Sustaining Capital ($ million)
Underground Development	$18.0	$44.4
Mine Equipment/Ancillaries	$1.3	$0.4
Process Plant	$27.5	$2.4
Tailings	$4.5	$1.1
Surface Access/Infrastructure	$10.0	$2.0
Project Indirects	$16.3	n/a
Owners Costs	$8.1	n/a
Contingency	$14.8	n/a
Total	$100.5	$50.3

All capital, excluding 2019 sunk capital estimated to be $7.3 million, incurred up to the end of 2021 is included in the Initial Capital. Any capital required from 2022 and beyond is included in Sustaining Capital. $14.8 million in contingencies have been included in the Initial Capital which is approximately 17.2% . Sustaining Capital is expected to average approximately $5.2 million per year with an increase in Sustaining Capital in year 5 ($10.3 million) and year 6 ($13.7 million), primarily associated with the increase in underground development associated with opening up and operating the Giovanni, Las Chispas and William Tell veins over the remainder of the mine life. The projected timing of increases in sustaining capital expenditures in years 5 and 6 related to underground development may be pushed further into the future with continued exploration success. See section entitled Las Chispas Opportunities to Enhance Value below.

Operating Cost Estimates

LOM operating costs for the Las Chispas project are estimated to average $98.66 per tonne, which includes a minimum of 5% contingency applied to inputs (see Las Chispas PEA “Technical and Financial Details” table above). During the start-up period, processing and general and administrative (“G&A”) costs per tonne are higher until mill throughput ramps up to design capacity. The PEA is based on contractor underground mining, which has an estimated LOM cost of $50.91 per tonne milled. Processing costs are estimated at $32.61 per tonne milled, which includes dry stack and backfill tailings management costs of $1.40 per tonne milled. G&A costs are estimated at $15.14 per tonne milled. The processing and G&A costs per tonne milled are based on an estimated plant operating time of 92% over the LOM with potential to improve these unit costs with a higher operating time or plant expansion (see section entitled Las Chispas Opportunities to Enhance Value below).

All-In Sustaining Cash Costs per Ounce of Silver Equivalent

AISC are estimated to be $7.52/oz AgEq produced, based on LOM production of 81.2 million recoverable ounces AgEq. The break-down of AISC for the Las Chispas project are as follows:

AISC/oz AgEq
	Total ($ million)	Cost / oz AgEq
LOM Operating Costs	$380.9	$4.69
LOM Sustaining Capital	$50.3	$0.62
LOM Royalties	$79.1	$0.97
Total AISC (Before Development Capital)	$510.3	$6.28
Initial Development Capital	$100.5	$1.24
Total AISC (Including Development Capital)	$610.8	$7.52

Note that the above calculation does not include corporate G&A costs or exploration expenditures for the Las Chispas project. These costs would be included once the project is closer production and included in AISC/oz AgEq. Note that producing operations typically report AISC before development capital. Excluding development capital, the PEA outlines an AISC of $6.28 per ounce.

Las Chispas PEA Economic Analysis (Base Case)

The economic summary, including annual production, costs and free cash flow for the Las Chispas project as estimated in the PEA are as follows:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	LOM
Tonnes Processed (000s)	-	100	443	456	457	456	456	456	457	456	125	3,861
Au Grade (gpt)	-	1.38	7.57	5.28	6.08	4.90	4.39	2.95	1.37	1.37	0.94	4.05
Ag Grade (gpt)	-	119.0	656.5	555.8	612.1	496.6	387.6	302.0	218.8	196.1	167.8	411.0
Au Recovery (%)	-	89.9	94.9	94.9	94.9	94.9	94.9	94.9	94.9	94.9	94.9	94.9
Ag Recovery (%)	-	84.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9
Payable Au Production (000s oz)	-	4	102	73	84	68	61	41	19	19	4	473
Payable Ag Production (million oz)	-	0.3	8.4	7.3	8.1	6.5	5.1	4.0	2.9	2.6	0.6	45.8
AgEq Production (million oz)	-	0.6	16.0	12.8	14.4	11.6	9.6	7.0	4.3	4.0	0.9	81.2
AISC(1) ($/oz AgEq)	-	$86.63	$4.10	$5.01	$4.75	$5.81	$7.00	$9.31	$11.46	$9.78	$13.28	$7.47
Total Revenue ($ million)		$10	$265	$211	$238	$192	$160	$116	$71	$66	$14	$1,345
Total Operating Costs ($ million)	-	($7.8)	($45.6)	($45.3)	($49.8)	($50.0)	($48.5)	($46.2)	($40.1)	($36.1)	($11.4)	($380.9)
Royalties(3) ($ million)	-	($0.2)	($17.8)	($13.5)	($15.3)	($11.6)	($9.2)	($5.8)	($2.7)	($2.6)	($0.3)	($79.1)
Depreciation ($ million)	-	($4.5)	($35.3)	($20.9)	($19.0)	($21.5)	($25.4)	($28.8)	($21.9)	($15.7)	($11.8)	($202.4)
Taxes ($ million)	-	-	($50.8)	($39.7)	($46.4)	($32.9)	($23.1)	($10.7)	($2.0)	($3.5)	-	($211.9)
Initial Capex ($ million)	($54.6)	($45.8)	-	-	-	-	-	-	-	-	-	($100.5)
Sustaining Capex ($ million)			($2.9)	($5.8)	($3.9)	($6.3)	($10.3)	($13.7)	($6.8)	($0.6)	-	($50.3)
Working Capital ($ million)			($10.0)
Reclamation Bond ($ million)	($4.0)
Net Free Cash Flow(1)(2) ($ million)	($58.6)	($43.6)	$138.8	$107.3	$122.9	$91.5	$68.8	$39.9	$19.6	$23.3	$2.8	$522.5
Cum. Net Free Cash Flow ($ million)	($58.6)	($102.2)	$36.6	$143.8	$266.7	$358.2	$427.0	$466.9	$486.5	$509.8	$512.5

Note: All numbers are rounded.

(1)	“AISC” and “Net Free Cash Flow" are non-IFRS measures. Refer to the "Non-IFRS measures" section of this Press Release.
(2)	Total LOM net free cash flow includes $1 million spent per year on reclamation from 2032-2035, the recovery of $10 million in working capital, and a $4.0 million reclamation bond in 2031.
(3)

Royalties include Mexico Government mining royalty of 7.5% from the income on the sale of minerals extracted minus authorized deductions, and an extraordinary governmental royalty of 0.5% of the income for the sale of gold, silver and platinum by mining concession holders for environmental purposes. There are no other royalties on resources other than those imposed by law.

In the above economic analysis, we have applied 10-year straight line depreciation to the carrying value of development capital costs, exclusive of fixed capital items. Fixed capital items are depreciated at 12% per year, based on applicable Mexican accounting practices. Tax loss carry forwards are used to offset taxes in the first full year of production. After applicable deductions, a corporate tax rate of 30% is applied to the taxable income generated from the mine to estimate the LOM cash taxes payable.

Las Chispas Opportunities to Enhance Value

Several potential opportunities have been identified that may significantly enhance the economic return outlined in the PEA, including but not limited to the following:

•

Exploration Potential: The diluted resource estimated for the PEA is based on the February 2019 Mineral Resource Estimate, which includes 10 of 30 known veins on the project. The Company currently has 14 drill rigs on site with six (6) of those rigs dedicated to expanding resources and drill testing new targets for potential discoveries. With success on further drilling, there are several ways that expanded resources could improve the economics of the project, including:

o

Throughput Expansion: The mine plan for the PEA is based on a 1,250 tpd throughput scenario, which results in an 8.5-year mine life. Expanded resources have the potential to justify increased mine and mill throughput. As part of the upcoming FS, SilverCrest will evaluate the potential costs to expand the process plant capacity to 1,500-2,000 tpd with potential benefits to unit costs for processing and G&A with respect to economies of scale.

o	Reduced Development Cost per Ounce: Babicanora Sur, Luigi, Granaditas including La Blanquita have relatively high development costs per ounce of diluted resource. Expanding the diluted resource for these veins would spread the relatively high development capital over more ounces, improving economics and reducing the AISC per ounce.

High-Grade Discovery: The grade profile for the Las Chispas project is heavily weighted towards the first four years of production. A new high-grade discovery could help smooth the decline in production that begins in year five by prioritizing development of a new high-grade discovery and delaying the development of the lower grade veins while potentially adding economies of scale at the same time.

•

PEA Excluded Resources: The diluted resource that is incorporated into the mine plan for the PEA excludes approximately 20 million oz AgEq that were estimated in the February 2019 Resource Estimate, specifically, discrete mineralized zones in the Babicanora FW, Babicanora Norte, and Sur Veins and all of the Luigi Vein. Resources have been excluded from adjacent designed mine stopes and discrete isolated zones which currently do not have enough critical mass to justify the added cost of underground development for production. SilverCrest is optimistic that by applying optimized stope designs and follow up drilling to expand discrete zones, some excluded resources may be included in a future mine plan.

•

Mining Method: The PEA is based on 100% cut and fill underground mining with split blasting (resue) applied in those areas where vein widths drop to less than 1.5 metres. There are known opportunities for the Babicanora vein, in particular, to be mined using lower cost long-hole and sub-level mining methods in the areas where the vein averages over 3.0 metres in true width. This could reduce mining and development costs at the beginning of the mine life.

•

Metallurgy: The results from our metallurgical test-work suggested intensive leaching recoveries of 99% for both gold and silver gravity concentrates. In the PEA, the intensive leaching recoveries is set at 90%, which results in an implied recovery of 89.9% for silver and 94.4% for gold. Test work completed to date suggests potential for improved silver recoveries of 91-95% for silver and 98-99% for gold. SilverCrest intends to follow up these promising results with further test work to be completed and incorporated into the FS.

•

Power Line: The PEA assumes the use of onsite generated power using diesel fuel at $0.28/KWH and exposes the operation to fluctuations in the price of fuel. The FS will be contemplating the connection of the site to the national grid via power available at an estimated cost of $0.09/KWH.

•

Stockpiled Material at Start of Production: The mine schedule for the PEA assumes that during the six month start-up period of operations, 100% of the mill throughput will be sourced from the current surface stockpiles with an estimated 175,000 tonnes grading 224 gpt AgEq. Once silver and gold recoveries are optimized, then processing of higher-grade material would begin. Based on the ongoing construction of a new decline, SilverCrest plans on underground development in high-grade mineralization starting in H2, 2019 along with test mining and stockpiling material from Area 51. This stockpiled material could be up to 20,000 tonnes for 2019 with additional tonnes before conceptual start-up. Based on the possible early high performance of the mill, high- grade material could be processed in the first six months of operations with improved payback and NPV.

Feasibility Study

With the PEA completed, SilverCrest is moving forward with a Feasibility Study for Las Chispas. The Company is targeting completion of the FS in H1, 2020 and making a production decision following the release of a positive study. Of the 14 drill rigs currently working on site, eight (8) of these rigs are focused on infill drilling in an effort to upgrade inferred resources into the indicated category, for inclusion in the FS reserves. On a related note, the exploration decline into Area 51 has been progressing smoothly. Ground conditions have been excellent, which has allowed the Company to advance the decline rapidly. In less than three months, the exploration decline has been advanced to over 420 metres with a target to intercept the high-grade Shoot 51 of the Babicanora Vein in Q2, 2019. Once Shoot 51 is intercepted, 400 to 800 metres of mineralized development will be completed in H2, 2019. This rapid access to high-grade mineralization will allow us to conduct detailed feasibility work including further metallurgy, assess geotechnical conditions, reconcile underground grades with the resource model, complete test mining to define the optimum mining method, and determine more accurate development costs.

The recommended budget for the Feasibility Study, field support for the study, ongoing exploration work, and exploration decline and development construction over the next 12 months is estimated at $17.5 million.

Tetra Tech’s work to complete the PEA, demonstrates that the Las Chispas project has robust economic potential and recommends that SilverCrest continue developing the project with emphasis on the exploration work required to improve confidence in inferred resources. Tetra Tech recommends that the Feasibility Study evaluate alternate mining methods which could have lower costs than the cut and fill method considered in the PEA.

Qualified Persons

The Independent Qualified Persons, as defined in NI 43-101 for the PEA and who have reviewed and approved the contents of this news release are Mark Horan, M.Sc., P.Eng, P. James F. Barr, P. Geo., and Hassan Ghaffari, M.Sc., P.Eng. from Tetra Tech.

The “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” with an effective of February 8, 2019, and announced on March 14, 2019, has been filed on SEDAR.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has either 100% ownership or the rights to purchase 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries that are being evaluated for economic viability and potential production in the future. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the economics and project parameters presented in the PEA, including IRR, AISC, NPV, and other costs and economic information; possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; the strategic plans, timing, costs and expectations for the Company’s future development and exploration activities on the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization and resource estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company’s resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability and costs of mining equipment and skilled labour; accuracy of the interpretations and assumptions used in calculating resource estimates; operations not being disrupted or delayed by unusual geological or technical problems; ability to develop and finance the Las Chispas Project; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: fluctuations in precious metals prices, price of consumed commodities and currency markets; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

NON-IFRS MEASURES
SilverCrest has included certain non-IFRS performance measures as detailed below. In the mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in Sustaining Cash Costs per Ounce of AgEq – The Company defines AISC once in production as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

Net Free Cash Flow – SilverCrest calculates net free cash flow by deducting cash capital spending from net cash provided by operating activities. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Jacy Zerb, Investor Relations Manager
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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